SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*

SmartServ Online Inc
--------------------
(Name of Issuer)

Common Stock, par value $.01 per share
---------------------------------------
(Title of Class of Securities)

83169M302
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(CUSIP Number)

December 1, 2004
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(Date of Event which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
(x) Rule 13d-1(c)

1.  Names of Reporting Person:  Headwaters Holdings LLC
2.  N/A
3.  SEC Use Only
4.  Citizenship or Place of Organization:  California
Number of shares Beneficially Owned by Each Reporting Person With:
5.  Sole Voting Power:  561,794 shares
6.  N/A
7.  Sole Dispositive Power:  561,794 shares
8.  N/A
9. Aggregate Amount Beneficially Owned by Each Reporting Person:
    561,794 shares
10. N/A
11. Percent of Class Represented by Amount in Row (11): approx.15.83%
12. Type of Reporting Person: OO



Item 1(a). Name of Issuer
SmartServ Online, Inc.
Item 1(b). Address of Issuer's Principal Executive Offices
2250 Butler Pike, Suite 150, Plymouth Meeting, PA.  19462

Item 2(a). Name of Person Filing:
Headwaters Holdings, LLC.
Item 2(b). Address of Principal Business Office:
30 Liberty Ship Way, Sausalito, California  94965
Item 2(c). Citizenship:
Headwaters Holdings is a California Limited Liability Company
Item 2(d). Title of Class of Securities
Common Stock
Item 2(e). Cusip Number
83169M302

Item 3. N/A

Item 4. Ownership
(a) 561,794 shares
(b) 18.48%
(c) (i) 561,794 shares
    (ii) N/A
    (iii) 561,794 shares
    (iv) N/A

Item 5. N/A

Item 6. N/A

Item 7. N/A

Item 8. N/A

Item 9. N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2005
---------------
Date

Headwaters Holdings, LLC

/s/ Jeffrey D. Goshay
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Signature

Jeffrey D. Goshay/Managing Member
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Name/Title